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                                  SCHEDULE 14A
                                 (RULE 14A-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION


                               (AMENDMENT NO. 1)


PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant  /X/
Filed by a Party other than the Registrant  / /

Check the appropriate box:

/X/   Preliminary Proxy Statement      / /  Confidential, for use of the
                                            Commission only (as permitted by
                                            Rule 14a-6(e)(2))

/ /   Definitive Proxy Statement
/ /   Definitive Additional Materials
/ /   Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                                  LODGIAN, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)


--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)


Payment of Filing Fee (Check the appropriate box):

/X/   No fee required.

/ /   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and O-11.

(1)   Title of each class of securities to which transaction applies:

      --------------------------------------------------------------------------


(2)   Aggregate number of securities to which transaction applies:

      --------------------------------------------------------------------------


(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

      --------------------------------------------------------------------------


(4)   Proposed maximum aggregate value of transaction:

      --------------------------------------------------------------------------


(5)   Total fee paid:

      --------------------------------------------------------------------------


/ /   Fee paid previously with preliminary materials:

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)   Amount Previously Paid:

      --------------------------------------------------------------------------


(2)   Form, Schedule or Registration Statement no.:

      --------------------------------------------------------------------------


(3)   Filing party:

      --------------------------------------------------------------------------


(4)   Date filed:

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                                  LODGIAN, INC.
                      3445 PEACHTREE ROAD, N.E., SUITE 700
                             ATLANTA, GEORGIA 30326

                    Notice of Annual Meeting of Stockholders
                         To be held on OCTOBER 12, 2000

To the Stockholders of Lodgian, Inc.:

   Notice is hereby given that the Annual Meeting of Stockholders of Lodgian, Inc., a Delaware corporation ("Lodgian"), will be held on Thursday, October 12, 2000, commencing at 9:30 a.m. local time, at The Resource Forum, 3340 Peachtree Road N.E., Atlanta, Georgia 30326 for the following purposes:

   1. To elect two Class II directors to serve for three-year terms expiring at the 2003 Annual Meeting of Stockholders.

   2. To consider and act upon such other business as may properly come before the Annual Meeting.

   The Board of Directors has fixed the close of business on August 22, 2000 as the record date for the determination of stockholders entitled to notice of and to vote on any matters which may properly come before the Annual Meeting.

   All stockholders are cordially invited to attend the Annual Meeting in person. Even if you plan to attend the Annual Meeting, you are requested to mark, sign, date and return the accompanying proxy as soon as possible. If you are planning to attend the Annual Meeting, please notify the Secretary or Assistant Secretary.

                                       By order of the Board of Directors,



                                       /s/ Thomas S. Gryboski
                                       -----------------------------------------
                                       Thomas S. Gryboski
                                       Secretary


Dated August [ ], 2000
      Atlanta, Georgia

IT IS IMPORTANT THAT YOUR SHARES ARE REPRESENTED AND VOTED AT THE MEETING. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING. PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED WHITE PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PRE-PAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE.


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                                  LODGIAN, INC.
                      3445 PEACHTREE ROAD, N.E., SUITE 700
                             ATLANTA, GEORGIA 30326

                                 PROXY STATEMENT

GENERAL

This Proxy Statement is furnished by the Board of Directors of Lodgian, Inc., a Delaware corporation ("Lodgian" or the "Company"), in connection with the Board's solicitation of proxies for use at the 2000 Annual Meeting of Stockholders of Lodgian (the "Annual Meeting"), which will be held on Thursday, October 12, 2000, commencing at 9:30 a.m. local time, at The Resource Forum, 3340 Peachtree Road N.E., Atlanta, Georgia 30326, and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. All stockholders are entitled and encouraged to attend the Annual Meeting in person. This Proxy Statement and the accompanying White Proxy Card are being mailed to stockholders of Lodgian on or about AUGUST 16, 2000.

RECORD DATE AND VOTING SECURITIES

The Board of Directors has fixed the close of business on August 22, 2000 as the record date for determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. Holders of record of the common stock, par value $.01 per share (the "Common Stock"), of Lodgian as of August 22, 2000, will be entitled to one vote for each share held. On August 22, 2000, there were _______ shares of Common Stock outstanding and entitled to vote.

VOTING

Each share of Common Stock issued and outstanding on the record date is entitled to one vote. In the election of directors, the candidates receiving the highest number of affirmative votes of the shares present and voting at the Annual Meeting at which a quorum is present will be elected directors. In voting by proxy with regard to the election of directors, stockholders may vote in favor of the nominee or withhold their votes as to the nominee. With respect to the election of directors, where no vote is specified on a proxy, the votes represented by the WHITE proxy card will be cast, at the discretion of the proxies named therein, for all the candidates nominated by the Board. An affirmative vote of a majority of the shares present and voting at the meeting is generally required for approval of any other items properly submitted to the stockholders for their consideration. The presence at the Annual Meeting in person or by proxy of a majority of the shares outstanding as of the record date will constitute a quorum. Abstentions and broker non-votes are counted towards a quorum. Abstentions are counted in tabulations of the votes cast on proposals presented to stockholders and have the effect of negative votes, whereas broker non-votes are not counted for any purpose in determining whether a proposal has been approved.

REVOCABILITY OF PROXIES

A stockholder who has given a proxy may revoke it at any time before it is exercised by giving notice of revocation to the Secretary or Assistant Secretary of the Company, by submitting a proxy bearing a later date or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, in itself, constitute revocation of a proxy. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

SOLICITATION OF PROXIES

Solicitation of proxies may be made by directors, officers and other employees of the Company listed in Appendix A of this Proxy Statement, by means of personal interview, telephone, telegraph, telefax or electronic communications. No additional compensation will be paid for any such services. Costs of solicitation will be borne by the Company. Upon request, the Company will reimburse the reasonable fees and expenses of banks, brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold shares of Common Stock. The Company has retained D.F. King & Co., Inc.

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("D.F. King") to assist in the solicitation of proxies. Pursuant to the
Company's agreement, D.F. King will provide various proxy advisory and solicitation services for the Company at a fee estimated not to exceed $200,000, plus reasonable out-of-pocket expenses and indemnification against certain liabilities. It is expected that D.F. King will use approximately 120 persons in such solicitation. Certain information concerning the directors, officers and other employees of the Company who may solicit proxies is outlined in Appendix A to this Proxy Statement.

Certain information concerning the Common Stock held by the persons listed in Appendix A and certain transactions between any of them and the Company is set forth in this Proxy Statement. Although no precise estimate can be made at this time, the Company anticipates that the aggregate amount to be spent by the Company in connection with the solicitation of proxies by the Company will be approximately $450,000, of which approximately $150,000 has been incurred to date. This amount includes the fees payable to D.F. King but excludes (i) the salaries and expenses of officers, directors, and employees of the Company; and
(ii) the normal expenses of an uncontested election. The aggregate amount to be spent will vary depending on, among other things, any developments that may occur in the proxy contest described below.

Please complete, date and sign the enclosed WHITE proxy card and return it promptly in the envelope provided. If your shares are held in "street name," only your bank or broker can vote your shares and only upon your specific instructions. Please contact the person responsible for your account and instruct him or her to vote the WHITE proxy card. The Board of Directors urges you NOT TO SIGN any GREEN proxy card sent to you by the Yung Group. See "Counter Solicitation" below. If you have already done so, you may revoke your previously signed GREEN proxy by delivering a written notice of revocation or a later dated WHITE proxy card in the enclosed envelope.

COUNTER SOLICITATION


In a letter dated April 18, 2000, a group led by William J. Yung notified the Company that it intends to nominate William J. Yung, one of Mr. Yung's attorneys and one of Mr. Yung's employees for election to the Board at the Annual Meeting. Members of the Yung Group include William J. Yung, his brother Joseph Yung, Edgecliff Holdings, LLC, Casuarina Cayman Holdings, Ltd., Edgecliff Management, LLC, The 1994 William J. Yung Family Trust and The 1998 William J. Yung and Martha A. Yung Family Trust. The Yung Group also notified the Company that it intends to submit a proposal to stockholders at the 2000 Annual Meeting to repeal any provisions or amendments of the By-laws of the Company adopted by the Board without stockholder approval subsequent to March 9, 2000 and prior to the approval of their proposal. Your Board has not amended the Company's By-laws since March 9, 2000 and is not considering any amendments at this time. If the Yung Group submits this proposal at the Annual Meeting, the proxies named on the enclosed WHITE proxy card intend to exercise their discretionary authority to vote against the proposal. The Yung Group's proxy materials will contain information regarding its nominees and its proposal.


YOUR BOARD URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE YUNG GROUP, IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PREVIOUSLY SIGNED PROXY BY SUBMITTING A LATER DATED WHITE PROXY IN THE ENCLOSED ENVELOPE.

   On April 7, 2000, certain members of the Yung Group filed a Verified Complaint for Declaratory and Injunctive Relief in the Court of Chancery of the State of Delaware in and for New Castle County, encaptioned CASUARINA CAYMAN HOLDINGS LTD. and EDGECLIFF HOLDINGS, LLC v. LODGIAN, INC., ET AL. (the "Yung Complaint"). Named as defendants are the Company and five of its directors. The Yung Complaint alleges that the defendant directors breached their fiduciary duties in connection with effecting certain changes to the size and composition of the Company's Board. Before January 12, 2000, the Board was comprised of eight members divided into three classes: Class I (term expiring in 2002) included Peter R. Tyson and one vacant seat; Class II (term expiring in 2000) included Michael A. Leven, Joseph C. Calabro and John M. Lang; and Class III (term expiring in 2001) included Robert S. Cole, Richard H. Weiner and one vacant seat. Under the rules and regulations of the New York Stock Exchange and the Company's certificate of incorporation, the directors must be apportioned as evenly as possible among the classes. Therefore, as announced on March 9, 2000, the Board took action consistent with its authority under the Company's certificate of incorporation, bylaws and applicable law to apportion the director classes as evenly as possible. First, Joseph C. Calabro resigned as a Class II Director with a term expiring in 2000 and was appointed to fill a vacancy in Class I. Second, the Board of Directors reduced the Board's size from eight to six members, with the result that each class now consists of two directors. On May 1, 2000, the Company and the individual defendants moved to dismiss the complaint. The Company believes that the allegations set forth in the Yung Complaint are frivolous. The Board took lawful and appropriate action solely to bring the Company into compliance with its certificate of incorporation and the rules and regulations of the New York Stock Exchange.

                                       2

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On July 19, 2000, certain members of the Yung Group filed a complaint in the
Court of Chancery of the State of Delaware in and for New Castle County, encaptioned CASUARINA CAYMAN HOLDINGS LTD. and EDGECLIFF HOLDINGS, LLC v. LODGIAN, INC., seeking to establish a date for the 2000 annual meeting of stockholders of Lodgian. The Company believes that the Yung Group had no basis for pursuing this action.

On August 16, 2000, the Company filed a complaint against the Yung Group in United States District Court for the Southern District of New York, captioned LODGIAN, INC. V. CASUARINA CAYMAN HOLDINGS LTD., ET AL. The complaint asserts that the Yung Group violated Section 13 of the Securities and Exchange Act of 1934 by making false and misleading statements in its filings with the Securities and Exchange Commission on Schedule 13D. In particular, the complaint alleges that the Yung Group failed to disclose that its actual purpose in acquiring stock in the Company and seeking to elect directors to the Board is to force a sale of the Company to a third party or, in the alternative, to the Yung Group at below market price or, failing that, to force the Company to repurchase the shares held by the Yung Group at a substantial premium to market price. The complaint alleges that these plans should have been, but were not disclosed in the Yung Group's Schedule 13D filings.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES OF THE BOARD DESCRIBED IN PROPOSAL 1 BELOW AND NOT VOTE IN FAVOR OF THE NOMINEES OF THE YUNG GROUP.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information regarding ownership of Common Stock as of July 24, 2000, by (i) each person known to the Company to be the beneficial owner of more than 5% of the issued and outstanding Common Stock as of July 24, 2000, (ii) each of the members of the Company's Board of Directors, (iii) each of the Company's current executive officers named in the "Summary Compensation Table" under "Executive Compensation" below, and (iv) all directors and executive officers of the Company as a group. All shares were owned directly with sole voting and investment power unless otherwise indicated.

                                            SHARES OF COMMON  PERCENT OF COMMON
                                                  STOCK             STOCK
NAME OF BENEFICIAL OWNER AND ADDRESS OF       BENEFICIALLY       BENEFICIALLY
           BENEFICIAL OWNER                  OWNED (1) (15)       OWNED (2)
---------------------------------------     ----------------  -----------------

BENEFICIAL OWNERS OF 5% OR MORE OF
OUTSTANDING COMMON STOCK:
William J. Yung........................      4,191,800(3)             14.5%
  207 Grandview Drive
  Fort Mitchell, KY 41017
Dimensional Fund Advisors..............      1,556,300(4)              5.4%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401 DIRECTORS:

Robert S. Cole.........................        724,672(5)              2.5%
Joseph C. Calabro......................        276,360(6)              *
John M. Lang...........................        368,472(7)              1.3%
Michael A. Leven.......................         40,724(8)              *
Peter R. Tyson.........................         61,316(9)              *
Richard H. Weiner......................         60,100(10)             *
NON-DIRECTOR EXECUTIVE OFFICERS:
Karyn Marasco..........................         90,200(11)             *
Kenneth R. Posner......................        420,000(12)             1.5%
Lawrence Carballo......................         23,000(13)             *
All directors and executive officers         2,064,844(14)             7.2%
  as a group (nine persons)............

---------------

* Represents less than 1%.


                                       3

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(1)  This number does not include those shares of Lodgian to be distributed upon conversion of shares of Servico, Inc. ("Servico") and Impac Holdings, LLC ("Impac") units pursuant to the Merger which have as yet not been converted.

(2) Ownership percentages are based on 28,126,591 shares of Common Stock outstanding as of July 24, 2000 and options to purchase 762,500 shares of Common Stock currently exercisable by the named individual or group.

(3) William J. Yung filed a Schedule 13D/A dated July 20, 2000 with the SEC reporting beneficial ownership of 4,191,800 shares of Common Stock. Mr. Yung may be deemed to be the indirect beneficial owner of and have shared voting and dispositive power with respect to (i) the 2,598,100 Shares held by Edgecliff Holdings, LLC by virtue of his indirect control of Edgecliff Holdings, LLC and (ii) the 1,593,700 Shares held by Casuarina Cayman Holdings, Ltd. by virtue of his direct control of Casuarina.

(4) Dimensional Fund Advisors filed a Schedule 13G dated February 3, 2000 with the SEC reporting ownership of 1,556,300 shares of Common Stock with sole voting and dispositive power with respect to such shares.

(5) Includes currently exercisable options to purchase 37,000 shares of Common Stock.

(6)  Includes currently exercisable options to purchase 60,000 shares.

(7) The shares in the table above do not include: (i) shares beneficially held by ProTrust Properties IV, Ltd., ProTrust Properties V, Ltd., Hotel Investors, L.P., and ProTrust Equity Growth Fund I, L.P. (collectively, the "Entities"), from which, as of June 8, 1999, Mr. Lang resigned his position as manager, and the shares held by which were formerly deemed to be beneficially owned by him; and (ii) shares beneficially owned by Hotel Capital II, LLC, a limited liability company whose manager, with sole voting and dispositive power, is Robert H. Woods (a partner in Lang Capital Partners, LLC), with respect to which Mr. Lang is not a member or manager, and does not have voting or dispositive power with respect to those shares; therefore, such shares are not included in Mr. Lang's beneficial ownership. Includes currently exercisable options to purchase 5,000 shares.

(8) Includes currently exercisable options to purchase 30,000 shares of Common Stock and 5,700 shares owned by Mr. Leven's spouse.

(9) Includes currently exercisable options to purchase 60,000 shares of Common Stock.

(10) Includes currently exercisable options to purchase 60,000 shares of Common Stock.

(11) Includes currently exercisable options to purchase 87,500 shares of Common Stock.

(12) Includes currently exercisable options to purchase 400,000 shares of Common Stock.

(13) Includes currently exercisable options to purchase 23,000 shares of Common Stock.

(14) Includes currently exercisable options to purchase 762,500 shares of Common Stock.

(15) All options described in this table have been priced at $6.125 per share.


                              ELECTION OF DIRECTORS
                 (PROPOSAL NUMBER 1 ON THE ENCLOSED PROXY CARD)

   The Restated Bylaws of Lodgian provide that the Lodgian Board will consist of not less than six members, the exact number to be determined by resolution adopted by the affirmative vote of a majority of all directors of Lodgian. The number of directors is currently set at six. The Board of Directors is divided into three classes; directors in each class are elected for a three-year term in staggered years.

   John M. Lang, and Michael A. Leven, the Class II directors whose terms expire at the 2000 Annual Meeting, have been nominated for re-election to the Board of Directors to hold office for a full three-year term expiring at the 2003 Annual Meeting of Stockholders or until a successor has been duly elected and qualified. The nominees are presently directors of Lodgian and have consented to be named as nominees and to serve as directors if elected. Should a nominee be unable or unwilling to serve as a director, the enclosed proxy will be voted for such other person or persons as the Board of Directors may recommend. Management does not anticipate that such an event will occur.


                                       4

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INFORMATION ABOUT THE NOMINEES, THE CONTINUING DIRECTORS AND EXECUTIVE OFFICERS

   The table below sets forth the names and ages of the directors and the executive officers of the Company, as well as the positions and offices held by such persons. A summary of the background and experience of each of these individuals is set forth after the table.

            NAME             AGE            POSITION WITH LODGIAN
            ----             ---            ---------------------

Nominess for election
  as director

  John M. Lang................45  Director and Member of the Office of the
                                  Chairman of the Board
  Michael A. Leven............62  Director and Member of the Office of the
                                  Chairman of the Board

Directors whose terms
  expire in 2001:
  Robert S. Cole..............38  Director, Chief Executive Officer and
                                  President
  Richard H. Weiner...........50  Director

Directors whose terms expire in 2002:
  Peter R. Tyson..............53  Director
  Joseph C. Calabro...........49  Director and Chairman of the Office of
                                  the Chairman of the Board

Executive officers who
  are not directors:
  Karyn Marasco...............42  Chief Operating Officer and Executive
                                  Vice President
  Thomas R. Eppich............48  Chief Financial Officer

   ROBERT S. COLE has been the Chief Executive Officer and President of the Company since the December 11, 1998 merger between Servico and Impac (the "Merger"). From 1990 until the Merger, Mr. Cole was the President of Impac and its predecessors and affiliates. Prior to that time, he held a variety of general manager positions in hotels throughout the United States.

   KARYN MARASCO has been the Chief Operating Officer and Executive Vice President of the Company since the Merger. From 1997 until the Merger, Ms. Marasco was the Chief Operating Officer and Executive Vice President of Servico. Prior to such time, Ms. Marasco was affiliated with Westin Hotels & Resorts for 18 years. Most recently, Ms. Marasco served as Westin's Area Managing Director, based in Chicago.

   THOMAS R. EPPICH has been the Chief Financial Officer for Lodgian, Inc. since June 1, 2000. Mr. Eppich is also currently affiliated with Jay Alix & Associates, a turnaround and restructuring financial consulting firm. During 1997 and 1998, Mr. Eppich was affiliated with Questor Management Company and during 1995 and 1996 was a Vice President of Questor Management Company. Questor Management Company manages the Questor Partners Funds, which invest in troubled and underperforming companies. Mr. Eppich possesses more than 25 years of public accounting, auditing and financial consulting experience.

   JOSEPH C. CALABRO has been a director of Lodgian since the Merger, is currently Chairman of the Office of the Chairman of the Board and was a director of Servico from August 1992 until the Merger. Mr. Calabro has been a principal of Joseph C. Calabro, C.P.A., a Devon, Pennsylvania accounting firm, since 1982. Mr. Calabro has also been an officer and director of Bibsy Corporation, which previously owned and operated a Holiday Inn hotel in Bensalem, Pennsylvania, since 1971.

   JOHN M. LANG has been a director of Lodgian since the Merger. Mr. Lang is the President of Lang Capital Partners, LLC, a private real estate venture firm based in Atlanta, Georgia. From June 1996 until May 1998, Mr. Lang served as Chief Executive Officer of ProTrust Capital, Inc. ("ProTrust"), a private investment firm based in Atlanta, Georgia. Mr. Lang is a member of ProTrust Holdings LLC, ProTrust Holdings II, LLC, Hotel Investors, LLC and ProTrust Equity Partners, LLC. Each of these private equity partnerships made investments in hotels acquired or developed by Impac. Prior to joining ProTrust in June 1996, Mr. Lang, an attorney, was the managing partner of Reece & Lang, P.S.C., a London, Kentucky law firm with offices in Atlanta.

   MICHAEL A. LEVEN has been a director of Lodgian since the Merger and was a director of Servico from August 1997 until the Merger. Since October, 1995 until June 2000, Mr. Leven served as President, Chairman and Chief Executive Officer of US Franchise Systems, Inc., which sells franchises for Hawthorne Suites, Best Inns and Microtel Inns hotel brands. Since June 2000, Mr. Leven has been Chairman and Chief Executive Officer of US Franchise Systems, Inc. From October 1990 until September 1995, Mr. Leven was President and Chief Operating Officer of Holiday Inn Worldwide.

                                       5
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   PETER R. TYSON has been a director of Lodgian since the Merger and was a director of Servico from August 1992 until the Merger. From December 1990 to the present, Mr. Tyson has been President of Peter R. Tyson & Associates, Inc., a firm offering consulting services to clients in the hospitality industry. Prior to forming Peter R. Tyson & Associates, Inc., Mr. Tyson was the partner-in-charge of the hospitality industry consulting practice in the Philadelphia office of the accounting and consulting firm of Laventhol & Horwath, with which he was associated for 20 years.

   RICHARD H. WEINER has been a director of Lodgian since the Merger and was a director of Servico from August 1992 until the Merger. Mr. Weiner is a senior partner in the Albany, New York law firm of Cooper, Erving, Savage, Nolan & Heller, where he has practiced law since 1975.

DIRECTOR COMPENSATION

   Lodgian pays non-executive Board members a $24,000 total annual retainer, as well as fees of $1,500 per board meeting, $1,000 per board committee meeting, and $500 per telephonic board or board committee meeting. This amount is payable in either cash or stock of the Company or a combination of both at the discretion of the Director. In addition, Mr. Joseph C. Calabro, in lieu of the normal annual retainer and per meeting fees, is receiving annual director compensation of $100,000 for services rendered to Lodgian in his capacity as Chairman of the Office of the Chairman of the Board. Mr. Robert Cole, as an executive officer of the Company, received no compensation for serving as a member of Lodgian's Board.

   Lodgian also reimburses directors for expenses associated with attending Board and committee meetings.

   Under the Company's Stock Option Plan, each non-employee director is automatically granted, on the date such director's term of office commences and each year thereafter on the day following any annual meeting of stockholders (as long as such director's term as a director is continuing for the ensuing year), an option to acquire 5,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. All options granted to non-employee directors become exercisable upon grant.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

   The Board of Directors of Lodgian held 15 meetings during the last fiscal year. No director attended fewer than 86% of the total aggregate number of the Company's meetings of the Board of Directors and any committee of the Board of Directors on which such director served during his tenure as a director or committee member.

   The Board of Directors of Lodgian currently has two standing committees: the Audit Committee and the Compensation Committee. The full Board of Directors currently serves as the Nominating Committee.

   The principal functions of the Audit Committee are to review the Company's financial statements and management's disclosures, recommend to the Board of Directors the appointment of independent public accountants to be employed by the Company, confer with the independent public accountants concerning the scope of their audit and, on completion of their audit, review the accountants' findings and recommendations, review the adequacy of the Company's systems of internal accounting controls, review areas of possible conflicts of interest and sensitive payments and consider such other matters as the committee deems appropriate. The Audit Committee of Lodgian held three formal meetings during the last fiscal year. The present members of the Audit Committee are Joseph C. Calabro, John M. Lang, Peter R. Tyson and Richard H. Weiner.

   The principal functions of the Compensation Committee are to approve or, in some cases, to recommend to the Board of Directors remuneration arrangements and compensation plans involving the Company's directors and executive officers, review bonus criteria and bonus recommendations, review compensation of directors and administer the Company's Stock Option Plan. The Compensation Committee held one formal meeting during the last fiscal year. The present members of the Compensation Committee are John M. Lang, Michael A. Leven, Peter
R. Tyson and Richard H. Weiner.

                                       6
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EXECUTIVE COMPENSATION

   The following table sets forth certain summary information concerning compensation paid or accrued by the Company, to or on behalf of the Chief Executive Officer and to each of the Company's executive officers other than the Chief Executive Officer during the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                         ANNUAL COMPENSATION             COMPENSATION
                                                                             OTHER          AWARDS
                                                                            ANNUAL        SECURITIES     ALL OTHER
                                                                            COMPEN-       UNDERLYING      COMPEN-
NAME AND PRINCIPAL POSITION              YEAR  SALARY ($)   BONUS ($)      SATION($)    OPTIONS/SARS(5)  SATION (6)
---------------------------              ----  ----------   ---------      ---------    ---------------  ----------
Robert S. Cole (1)                       1999    293,524          --         --                   --           --
Chief Executive Officer and President    1998     17,308          --         --              185,000           --

Karyn Marasco (2)                        1999    257,862     121,000         --                   --           --
Chief Operating Officer and              1998    235,000     100,000         --                   --       20,106
Executive Vice President                 1997    137,269      60,000         --              125,000           --

Kenneth R. Posner (3)                    1999    159,812     180,000         --              400,000        4,791
Chief Financial Officer and
Executive Vice
President

Lawrence Carballo (4)                    1999    137,581                     --                   --           --
Vice President, Corporate Controller     1998    128,000      40,000         --                   --          419
and Treasurer                            1997    118,519      40,000         --               20,000        4,750


---------------

(1) Mr. Cole has served as Chief Executive Officer and President since December 11, 1998.

(2)  Ms. Marasco's employment with Servico began in May 1997.

(3) Mr. Posner served as Executive Vice President and Chief Financial Officer of Lodgian from April 27, 1999 until June 1, 2000. Since June 1, 2000 he has continued to serve as Executive Vice President.

(4) Mr. Carballo served as Interim Chief Financial Officer of Lodgian from March 1, 1999 until April 27, 1999. Thereafter, Mr. Carballo was appointed Vice President and Corporate Controller. In November , 1999, Mr. Carballo was appointed Treasurer. Mr. Carballo resigned from the Company effective February 11, 2000.

(5) Represents the number of shares of common stock underlying the options/SARs.

(6) Each item included in this column represents a contribution made by Lodgian under its 401(k) Plan on behalf of the named executive based on such executive's annual elective pre-tax deferred contribution (included under Salary) to such plan, except for Ms. Marasco, whose figure also includes a relocation allowance of $19,687 and Mr. Posner whose figure includes a relocation allowance of $4,791.

STOCK OPTION PLAN

   The Company's Stock Option Plan provides for the issuance of incentive stock options within the meaning of Section 422A of the Internal Revenue Code of 1986 (the "Internal Revenue Code") and non-qualified stock options not intended to meet the requirements of Section 422A of the Internal Revenue Code. The plan is administered by a committee of the Board of Directors which, subject to the terms of the plan, determines to whom grants are made and the vesting, timing and amounts of such grants.

   The following table sets forth information concerning stock option grants made during 1999 to the executive officers named in the "Summary Compensation Table," including the potential realizable value of each grant assuming that the market value of the Common Stock appreciates from the date of grant to the expiration of the option at annualized rates of 5% and 10%, in each case compounded annually over the term of the option. These assumed rates of appreciation have been specified by the Securities and Exchange Commission for illustration purposes only and are not intended to predict future prices of the Common Stock. The actual future value of the options will depend on the market value of the Common Stock.


                                       7
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
                                      STOCK OPTION GRANTS IN FISCAL YEAR 1999
                                  INDIVIDUAL GRANTS
                             ---------------------------
                              NUMBER OF       PERCENT OF
                              SECURITIES        TOTAL                                 POTENTIAL REALIZABLE VALUE AT
                              UNDERLYING     OPTIONS/SARS   EXERCISE                     ASSUMED ANNUAL RATES OF
                             OPTIONS/SARS     GRANTED TO    PRICE        EXPIRATION            STOCK PRICE
                               GRANTED       EMPLOYEES(&)   ($/SH)         DATE         APPRECIATION FOR OPTION
                             ------------    ------------   --------     ----------   -----------------------------
                                                                                          5% ($)         10% ($)
                                                                                          ------         -------
Kenneth R. Posner             400,000            58%           $5.00       4/9/09        1,257,789       3,187,485



   The following table sets forth certain summary information concerning exercised and unexercised options to purchase Servico's Common Stock as of December 31, 1999, under Lodgian's Stock Option Plan held by the executive officers named in the "Summary Compensation Table."


                                       STOCK OPTION EXERCISES IN FISCAL YEAR
                                       1999 AND FISCAL YEAR-END OPTION VALUES

                                                                                             VALUE OF UNEXERCISED
                                                                NUMBER OF UNEXERCISED            IN-THE-MONEY
                                                             OPTIONS/SARS HELD AT FISCAL    OPTIONS/SARS AT FISCAL
                                                                    YEAR-END (#)               YEAR-END ($) (1)
NAME AND POSITION DURING 1999    ACQUIRED ON     VALUE       -----------------------------  -------------------------
      FISCAL YEAR                EXERCISE (#)  REALIZED ($)   EXERCISABLE    UNEXERCISABLE  EXERCISABLE UNEXERCISABLE
-----------------------------    -----------   ------------  ------------    -------------  ----------- -------------

Robert S. Cole                       --            --          37,000         148,000            --          --
   President and Chief
   Executive Officer

Karyn Marasco                        --            --          87,500          50,000            --          --
   Chief Operating Officer
   and Executive Vice
   President

Kenneth R. Posner                    --            --         400,000              --            --          --
   Chief Financial Officer
   and Executive Vice
   President

Lawrence Carballo                    --            --          23,000          10,000            --          --
   Vice President, Corporate
   Controller and Treasurer



---------------

(1) The value of unexercised in-the-money options/SARs represents the number of options/SARs held at year-end 1999 multiplied by the difference between the exercise price and $5.00, the closing price of Lodgian's Common Stock at year-end 1999.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT

   Employment Agreements

   Robert Cole entered into an employment agreement with Lodgian relating to his employment as President and Chief Executive Officer, as of December 11, 1998. The employment agreement provided for a base salary subject to increases and bonuses, in each case, at the discretion of the Board of Directors. The base salary paid to Mr. Cole during 1999 was $293,524. Mr. Cole also receives paid health insurance, paid disability insurance and is entitled to participate, to the extent eligible, under any benefit plans provided to other executives of Lodgian. Mr. Cole is entitled to a minimum of four weeks paid vacation annually. Mr. Cole's employment agreement contains provisions for payments to Mr. Cole in the event of a change in control, as described more fully under "--Arrangements Regarding Termination of Employment and Changes of Control."

   Karyn Marasco entered into a three-year employment agreement with Servico relating to her employment as Executive Vice President and Chief Operating Officer of Servico on May 2, 1997. On November 24, 1998, the agreement was extended for a period of one year and on July 28, 2000 was extended through September 2002. This agreement was assumed by Lodgian and is still in effect. The employment agreement provides for a base salary of $257,862 subject to increases and bonuses in the discretion of the Board. Ms. Marasco is also entitled to receive the benefits offered other executive officers. Pursuant to

                                       8
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the terms of her employment agreement, Ms. Marasco was granted options to acquire 50,000 shares of Lodgian Common Stock with options with respect to 10,000 of such shares vesting immediately and 10,000 vesting annually. The employment agreement is terminable upon 30 days notice but in the event Ms. Marasco is terminated other than "for Cause," as defined in the agreement, she will be entitled to her base salary and benefits under the agreement for the greater of the unexpired term or one year.

   Kenneth R. Posner entered into an agreement with Lodgian relating to his employment as an Executive Vice President and Chief Financial Officer as of April 9, 1999 and effective as of April 27, 1999. The employment agreement provides for a base salary of $250,000. For the calendar year 1999, Mr. Posner was guaranteed a bonus equal to one hundred percent (100%) of his prorated base salary. Thereafter, any bonus payments are at the discretion of the Board of Directors. Mr. Posner is also entitled to receive the benefits offered to other executive officers. Pursuant to the terms of his employment agreement, Mr. Posner was granted options to acquire 400,000 shares of Lodgian Common Stock. The options vest twenty percent (20%) per year over five years. In the event Mr. Posner is terminated other than "for Cause", as defined in the agreement, he will be entitled to receive his base salary, plus a percentage of his bonus, under the agreement for the greater of the unexpired term or one year.

   On June 30, 2000 Mr. Posner entered into an Amendment to Employment Agreement and Release with Lodgian whereby Mr. Posner agreed to resign as Executive Vice President as of July 30,2000. Mr. Posner also agreed to complete work on the 1999 Form 10-K for the Company. The Company agreed to pay Mr. Posner his salary through July 30, 2000 and thereafter pay Mr. Posner $250,000. All unvested options granted to Mr. Posner on April 9, 1999 vested on July 30, 2000. The Company and Mr. Posner released one another from all claims arising out of Mr. Posner's employment with the Company.

   Thomas R. Eppich has an agreement with the Company and Jay Alix & Associates ("Jay Alix"), pursuant to which, Mr. Eppich is employed and compensated by the Company but remains affiliated with Jay Alix.

ARRANGEMENTS REGARDING TERMINATION OF EMPLOYMENT AND CHANGES OF CONTROL

   The employment agreement between Lodgian and Mr. Cole provides for payments to Mr. Cole in an amount equal to two and one-half times his annual base compensation, less any other cash severance payments contractually owed to the Board of Directors or the acquisition by any individual or group of in excess of 50% of Lodgian's outstanding Common Stock, and the duties or responsibilities of Mr. Cole are materially diminished within 24 months thereafter.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

   The compensation of Lodgian's executive officers, including its Chief Executive Officer, is determined by the Compensation Committee of Lodgian's Board of Directors (the "Compensation Committee"). The Compensation Committee is composed of John M. Lang, Michael A. Leven, Peter R. Tyson, and Richard H. Weiner.

   Lodgian's executive compensation policies are designed to provide competitive levels of compensation that integrate pay with Lodgian's short-term and long-term performance goals, reward corporate performance and recognize individual initiative and achievement. It is anticipated that these policies will help Lodgian to continue to attract and retain quality personnel and thereby enhance Lodgian's long-term profitability and share value.

   Executive compensation ranges have been designed to be competitive with amounts paid to senior executives at companies in the hospitality industry which compete with Lodgian, companies which are similar in size and profitability to Lodgian and companies with which Lodgian competes for senior executives. Within this framework, individual executive compensation is based on personal and corporate achievement and the individual's level of responsibility and experience. However, in any particular year, Lodgian's executives may be paid more or less than executives in peer companies depending upon Lodgian's performance.

   Base Compensation

   The base salaries of Lodgian's executive officers are based in part on comparative industry data and on various quantitative and qualitative considerations regarding corporate and individual performance. An executive's

                                       9
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base salary is determined only after an assessment of his or her sustained performance, current salary in relation to an objective salary range for the executive's job responsibilities and his or her experience and potential for advancement. Further, in establishing base salaries for Lodgian's executive officers the Compensation Committee considers numerous other factors, including the following:

     i.   Industry compensation trends;

     ii.  Cost-of-living and other local and geographic considerations;

     iii. Consultation with other Lodgian executives;

     iv.  Hospitality industry and job-specific skills and knowledge;

     v.   Historical and expected contributions to Lodgian's performance; and

     vi.  Level, complexity, breadth and difficulty of duties.

   In establishing the base salaries of the executive officers, the Compensation Committee was cognizant of the roles of each executive officer in the operations of Lodgian and its predecessors. The Compensation Committee specifically recognized the results of operations and financial condition of Lodgian's predecessors during the prior fiscal year and the roles and responsibilities of each of the executive officers.

   Bonus Program

   An annual bonus program has been implemented at Lodgian. The objectives of the bonus program are to: motivate and reward the accomplishment of corporate objectives; reinforce a strong performance orientation; provide a direct link between corporate performance and executive compensation; and provide a fully competitive compensation package which will attract, reward and retain individuals of the highest quality. As a performance-based plan, cash bonus awards are required to be paid under the plan only upon the achievement of pre-established corporate performance objectives on a quarterly and annual basis, and no bonuses are required to be paid if the minimum established thresholds are not met. A maximum ceiling is also established for awards under the bonus program which is determined after consideration of Lodgian's competitive position in the industry, assessment of long-term goals and business performance considerations.

   Stock Options and Stock Appreciation Rights

   Lodgian's long-term executive compensation incentives are in the form of stock option awards and stock appreciation rights. The Compensation Committee believes that stock option awards and stock appreciation rights are an effective means of advancing the long-term interests of Lodgian's stockholders by integrating executive compensation with the long-term value of Lodgian Common Stock. Awards are granted at the prevailing market price on the date of grant and are valuable to executives only if Lodgian Common Stock appreciates. During 1999, the Compensation Committee awarded options to purchase an aggregate of 695,000 shares of Lodgian Common Stock in accordance with the terms of his employment agreement. All of such options were granted with an exercise price equal to the market price at the time of issuance.

   Chief Executive Officer

   Like the other executive officers listed in the "Summary Compensation Table," compensation for 1999 for Robert Cole, Lodgian's President and Chief Executive Officer, consisted primarily of a base salary and a discretionary bonus based on corporate performance. His base salary for 1999 was set at $300,000 per year. (Mr. Cole received $293,524, due to pay period arrangements.) Mr. Cole was awarded no discretionary bonus for 1999.

   At the time of the Merger, Lodgian's Compensation Committee determined Mr. Cole's compensation for 1999 based on the expectation that Mr. Cole would act as Lodgian's President. Upon David Buddemeyer's resignation from the position of Chief Executive Officer of Servico, Mr. Cole agreed to serve as Chief Executive Officer of Lodgian upon consummation of the Merger.



                                       10
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   Submitted by,

      John M. Lang
      Michael A. Leven
      Peter R. Tyson
      Richard H. Weiner

      PERFORMANCE GRAPH

   Set forth below is a graph comparing the cumulative total stockholder return on Lodgian's Common Stock with the Dow Jones Equity Market Index and the Dow Jones Lodging Index. The Lodgian Common Stock traded on the American Stock Exchange under the symbol "SER" from August 18, 1992 until June 18, 1997 and thereafter traded on the New York Stock Exchange ("NYSE") until December 11, 1998, at which time the symbol was changed to "LOD". The graph assumes an investment of $100.00 on December 31, 1994 in (i) Lodgian's Common Stock, (ii) the stocks comprising the New York Stock Exchange Index and (iii) the Dow Jones Lodging Index.

                 1994      1995        1996       1997        1998        1999
                 ----      ----        ----       ----        ----        ----
LODGIAN, INC.    100.00    105.00      161.25     168.75       48.75       50.00
DOW JONES        100.00    119.19      166.74     186.04      146.73      133.68
LODGING INDEX
NYSE MARKET      100.00    129.66      156.20     205.49      244.52      267.75
INDEX






                                [TABLE OMITTED]





                                       11
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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   The following parties had a direct or indirect material interest in transactions with the Company since the beginning of its most recently completed fiscal year and such transactions are described below.

   Mr. Cole is a minority shareholder of Impac Hotel Development ("IHD"), which provided acquisition and property development services to Impac for a development fee of 4% of the total project cost of each property acquired or developed. Impac agreed to terminate this agreement prior to the consummation of the Merger so that Impac and its subsidiaries will have no further obligations under the agreement after the Merger other than the payment of up to a 4% development fee (not to exceed $2.5 million in the aggregate) in the event Lodgian acquires or develops any of the hotels or properties identified in the Merger Agreement as Impac's acquisition and development pipeline. During 1999, the Company paid $1.0 million in connection with this arrangement. Of this amount, Mr. Cole received $225,000.

   IHD had contracted with Elegant Interiors, LLC ("Elegant"), an entity wholly owned by Sheila Lang (the spouse of John M. Lang) to provide interior design consulting services. In the event IHD, or its assignee, receives payment of the above-referenced development fees, IHD, or its assignee, will pay Elegant accrued consulting fees (not to exceed $250,000) with respect to any of the hotels or properties identified in the Merger Agreement as being in Impac's acquisition pipeline. On January 3, 2000, Impac Design Company, LLC, the assignee of IHD satisfied its obligations under this agreement.

   Mr. Cole has been a 7% limited partner in the partnership that owns the Courtyard by Marriott in Tifton, Georgia since 1996. The Company manages this hotel in accordance with a management agreement, which provides that the Company is paid a base fee calculated as a percentage of gross revenues, an accounting services fee and an incentive management fee. The base fee is 3% of gross revenues and the incentive fee is a percentage of the amount by which gross operating profit exceeds a negotiated amount. The Company earned fees of $69,300, $60,000 and $55,800 during 1999, 1998 and 1997, respectively.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

   Section 16(a) of the Securities Exchange Act of 1934 requires Lodgian's directors, executive officers and 10% stockholders to file reports of ownership and reports of changes in ownership of Lodgian's Common Stock and other equity securities with the SEC and the NYSE. Directors, executive officers and 10% stockholders are required to furnish Lodgian with copies of all Section 16(a) forms they file. Based on a review of the copies of such reports furnished to it, Lodgian believes that during 1999, Lodgian's directors, executive officers and 10% stockholders complied with all Section 16(a) filing requirements applicable to them.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   During 1999, the following directors served on the Compensation Committee of the Board of Directors: John Lang, Michael A. Leven, Peter R. Tyson and Richard
H. Weiner. None of such persons is or has been an executive officer of the Company, and no interlocking relationships exist between any such person and the directors or executive officers of any other Company.

                                 OTHER BUSINESS

   The Board of Directors does not intend to bring any other business before the meeting, and, as far as is known by the Board, no matters are to be brought before the meeting except as disclosed in the Notice of Annual Meeting of Stockholders. However, as to any other business which may properly come before the meeting, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.


                                       12
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                              INDEPENDENT AUDITORS

   The Board of Directors has appointed the firm of Ernst & Young, independent certified public accountants, to be Lodgian's auditors for the fiscal year ending December 31, 2000. Ernst & Young served as Lodgian's independent certified public accountants for the fiscal year ended December 31, 1999. Ernst & Young representatives are expected to be present at the meeting, will have the opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions from stockholders.

                     ANNUAL REPORT AND FINANCIAL STATEMENTS

   A copy of Lodgian's 1999 Annual Report, including audited financial statements, is being mailed to stockholders of the Company together with this Proxy Statement. The Annual Report, however, is not part of the proxy soliciting material. ADDITIONAL COPIES OF THE ANNUAL REPORT AND COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") (WITHOUT EXHIBITS) ARE AVAILABLE UPON REQUEST, WITHOUT CHARGE, FROM LODGIAN. SUCH REQUESTS SHOULD BE DIRECTED TO LODGIAN INC., 3445 PEACHTREE ROAD, N.E., SUITE 700, ATLANTA, GEORGIA 30326. ATTENTION: SHAREHOLDER RELATIONS DEPARTMENT.

                 STOCKHOLDERS' PROPOSALS FOR NEXT ANNUAL MEETING

   Lodgian's Bylaws have an advance notice procedure for stockholders to bring business before an annual meeting of stockholders. The advance notice procedure requires that a stockholder interested in presenting a proposal for action at the 2001 Annual Meeting of Stockholders must deliver a written notice of the proposal, together with certain specified information relating to such stockholder's stock ownership and identity, to Lodgian's Secretary not earlier than July 14, 2001 and not later than August 13, 2001.

   Stockholders' proposals intended to be included in Lodgian's proxy statement and form of proxy for the 2001 Annual Meeting of Stockholders must be received by Lodgian no later than 120 days prior to the anniversary date of the first notice of the 2000 Annual Meeting, or [ ].

                                       By order of the Board of Directors,



                                       By:
                                          --------------------------------------
                                          Name: Thomas S. Gryboski
                                          Title: Secretary

Dated: August [__], 2000



                                       13
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                                   APPENDIX A

INFORMATION CONCERNING DIRECTORS AND CERTAIN OFFICERS AND EMPLOYEES OF THE COMPANY WHO MAY SOLICIT PROXIES

   Under the applicable regulations of the SEC, each of the Directors of the Company is deemed to be a "Participant" in the Company's solicitation of proxies. The following table sets forth (a) the name, business address and principal occupation of the Directors and nominees as Director of the Company and any officers and employees of the Company who may assist in soliciting proxies from stockholders of the Company ("Participants") and (b) the dates, types and amounts of each Participants' purchases and sales of the Company's Common Stock within the past two years.

   Except as described in this Proxy Statement, shares of Common Stock of the Company owned of record by each Participant are also owned beneficially by such Participant. The total number of shares of Common Stock of the Company owned by each Participant is set forth in this Proxy Statement.



NAME                                    DATE OF TRANSACTION       TYPE OF TRANSACTION (1)    AMOUNT OF SHARES
------------------------------------    -------------------       -----------------------    ----------------
Robert S. Cole                          3/4/99                    A                          20,000
Chief Executive Officer
Lodgian, Inc.                           4/8/99                    A                          20,000
3445 Peachtree Road, NE                 5/20/99                   A                          15,000
Suite 700                               9/3/99                    A                           5,000
Atlanta, GA 30326

Joseph C. Calabro                       1/1/999                   A                           2,565
Principal
Joseph C. Calabro, C.P.A.               4/1/99                    A                           2,565
868 Lancaster Avenue                    7/1/99                    A                           2,565
Devon, PA 19333                         10/1/99                   A                           2,565

John M. Lang                            1/1/99                    A                           1,231
President
Lang Capital Partners, LLC              4/1/99                    A                           1,231
3399 Peachtree Road, NE                 7/1/99                    A                           1,231
Suite 2050                              10/1/99                   A                           1,231
Atlanta, GA 30326                       12/1/99                   A                          22,910

Michael A. Leven                        1/1/99                    A                           1,231
Chairman and Chief Executive Officer    3/19/00                   A                           5,700
US Franchise Systems, Inc.              4/1/99                    A                           1,231
13 Corporate Square                     7/1/99                    A                           1,231
Suite 250                               10/1/99                   A                           1,231
Atlanta, GA 30329                       12/21/99                  A                           5,700

Carol A. Tedesco (2)                    N/A                       N/A                         N/A
Executive Assistant
Lodgian, Inc.
3445 Peachtree Road, NE
Suite 700
Atlanta, GA 30326

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Peter R. Tyson                          7/31/99                   A                             200
President
Peter Tyson & Associates, Inc.          8/13/99                   A                             200
743 Unionville Rd.
Kennett Square, PA
19348

Richard Weiner                          N/A                       N/A                         N/A
Partner
Cooper, Erving & Savage
39 North Pearl Street
Albany, NY 12207


---------------

(1) "A" indicates an acquisition of the Company's stock. "D" indicates a disposal of the Company's stock.

(2)  Ms. Tedesco currently holds 500 shares of the Company's Common Stock.

   Except as described in this Proxy Statement, none of the Participants nor any of their respective affiliates or associates (together, the "Participant Affiliates"), (i) directly or indirectly beneficially owns any securities of the Company or of any subsidiary of the Company or (ii) has had any relationship with the Company in any capacity other than as a stockholder, employee, officer or director. Furthermore, except as described in this Proxy Statement, no Participant or Participant Affiliate is either a party to any transaction or series of transactions since January 1, 1999, or has knowledge of any currently proposed transaction or series of transactions, (i) to which the Company or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $60,000, and (iii) in which any director, executive officer, or nominee for election as director of the Company, beneficial owner of five percent or more of the Company's of any class of the Company's voting securities, or a family member of any of the foregoing, had or will have, a direct or indirect material interest.

   Except as described in this Proxy Statement, no Participant or Participant Affiliates has entered into any agreement or understanding with any person respecting any (i) future employment by the Company or its affiliates or (ii) any transactions to which the Company or any of its affiliates will or may be a party. Except as described in this Proxy Statement, there are no contracts, arrangements or understandings by any Participant or Participant Affiliates within the past year with any person with respect to any capital stock of the Company.

   Except as described in this Proxy Statement, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                                       2

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                              [FORM OF PROXY CARD]
                                  LODGIAN, INC.
                ANNUAL MEETING OF STOCKHOLDERS - OCTOBER 22, 2000

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


The undersigned hereby appoints Robert S. Cole and Thomas S. Gryboski, or either of them with power of substitution, as attorneys in fact, agents and proxies for the undersigned to vote all shares of Common Stock, par value $.01 per share, of Lodgian, Inc. ("the Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company, to be held on Thursday, October 22, 2000, commencing at 9:30 a.m. local time, at The Resource Forum, 3340 Peachtree Road N.E., Atlanta, Georgia 30326, and at any and all adjournments or postponements thereof, to the same extent and with the same power as if the undersigned was personally present at said meeting or such adjournments or postponements thereof and, without limiting the generality of the power hereby conferred, the proxy nominees named above and each of them are specifically directed to vote as indicated below.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION AS DIRECTORS OF THE NOMINEES.

If there are amendments or variations to the matters proposed at the meeting or at any adjournments or postponements thereof, or if any other business properly comes before the meeting, this proxy confers discretionary authority on the proxy nominees named herein and each of them to vote on such amendments, variations or other business.

(Continued, and to be signed and dated on the other side.)

PRELIMINARY COPY - SUBJECT TO COMPLETION - DATED AUGUST 21, 2000



THE UNDERSIGNED HEREBY REVOKES ANY PREVIOUS PROXIES WITH RESPECT TO MATTERS COVERED BY THIS PROXY.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.

1.  The election as directors of all nominees listed below:

                  FOR                      WITHHOLD AUTHORITY FOR ALL NOMINEES
                  [ ]                                      [ ]

Nominees: Michael A. Leven, John M. Lang

          Instruction: TO withhold your vote for any Individual nominee(s), mark "for" above and write the name(s) of the nominee(s) for whom you do not wish to vote below.

          -------------------------------



2. In their discretion, act on any other matters that may properly come before the meeting and matters incidental to the conduct of the meeting including, without limitation, a proposal that may be made by the Yung Group that the stockholders of the Company adopt a resolution repealing certain amendments to the By-laws of the Company, as discussed under "Counter Solicitation" in the Proxy Statement.


The undersigned acknowledges receipt of the accompanying Notice of Annual Meeting of Stockholders and the Proxy Statement for the October 12, 2000 meeting.

PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THIS CARD. JOINT OWNERS SHOULD EACH SIGN PERSONALLY. CORPORATION PROXIES SHOULD BE SIGNED IN CORPORATE NAME BY AN AUTHORIZED OFFICER. EXECUTORS, ADMINISTRATORS, TRUSTEES OR GUARDIANS SHOULD GIVE THEIR TITLE WHEN SIGNING. IF A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.



Dated: _________________________, 2000

Signature of Stockholder(s)

------------------------------

------------------------------

Print Name(s) Here

------------------------------

------------------------------


PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY IN THE ENVELOPE PROVIDED

IF YOU NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CALL LODGIAN'S PROXY SOLICITOR, D.F. KING AND CO., INC., TOLL-FREE AT 1-800-769-6414.

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